                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  FORM 10-SB/A

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Pursuant To Section 12 (g) of the Securities Exchange Act of 1934

                        Commission File Number: 33-26767
                                    000-24779


                            V-TWIN ACQUISITIONS, INC.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)



                    District of Columbia                     52-2110338
--------------------------------------------------------------------------------
          (State or other jurisdiction of                   (I.R.S. Employer
          incorporation or organization)                     Identification No.)



       1707 H St. N.W. #200
          Washington, DC                                         20006
(Mail) 11708 Bowman Green Drive
          Reston, VA                                             20190
--------------------------------------------------------------------------------
     (Address of principal executive offices)                  (Zip Code)


Registrant's telephone number, including area code: (703) 437-9886.



Securities to be registered under Section 12(g) of the Act:

Description of Securities                         Exchange Upon Which Registered
-------------------------                         ------------------------------

808,727                                                N/A
Class A par value $.001 common
voting shares


191,273                                                N/A
Class B par value $.001 common
voting shares

Item 1. Description of Business

                            V-Twin Acquisitions, Inc.

(A)    Business Development

       The Company, a corporation, was formed in Delaware on August 16, 1988, and successfully completed a public offering through an S-18 registration. The Company completed and closed the referenced offering, but never commenced its requisite 10-K or 10-Q filings. The Form S-18 filed by American Solid Fuel, Inc., SEC File No. 33-26767, registered 10,000,000 shares for sale at $.015 per share on a "best efforts, mini-maxi" basis. The registration went effective on August 2, 1989; $75,060 was raised through the sale of the minimum offering of 5,000,000 shares; the offering was closed on May 1, 1990; the proceeds of the offering were used to pay attorneys' fees, rent, administrative costs and auditing expenses; the business was set up as a "blind pool." The Company remained dormant until July, 1998, as seen below, when it entered into a statutory merger with a District of Columbia corporation, V-Twin Acquisitions, Inc., with the latter District of Columbia company surviving. V-Twin was incorporated in the District of Columbia on July 10, 1998 (see Exhibit 3 to Form 10-SB/A).

       From its inception to the present, the Company has never been involved in any form of bankruptcy (Chapter 13, 11 or 7, or other chapter) proceeding, nor has it been involved in any receivership, liquidation or similar proceedings.

       The Company was involved in a material reclassification, merger or consolidation, in that it engaged in the referenced statutory merger with V-Twin Acquisitions, Inc., a District of Columbia corporation, more fully described herein. The statutory merger is reflected in Exhibit 2 to the Form 10-SB/A. V-Twin exchanged one (1) share of its stock for one (1) share of Commercial Indemnity Underwriters, Inc. ("CIU"), formerly known as American Solid Fuel, Inc. ("ASFI"). The CIU shareholders are now the V-Twin shareholders. V-Twin was capitalized to implement its go forward business plan and CIU was a dormant public company with illiquid stock. The term "statutory merger" concerns a merger in compliance with a statute, in this case DC Code Section 29-364 and
Section 29-369 through Section 29-369, inclusive.

(B)    Business of Issuer

       (1) Principal products or services and their markets: From the Company's inception to the present date, it has provided no principal products, nor has it produced any. Further, it has had no market for any of its products, since it has produced none.

       (2) Distribution methods of the products or services: The Company, from its inception to the present date, having no products, also has no distribution method for products.

       (3) Status of any publicly announced new product or service: The Company has not publicly announced any new product or service. Its planned new product and business concept is reflected below under the heading of "Plan of Operation", infra.

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       (4) Competitive Business Conditions: From its inception, to the present, the Company has been dormant, and has had no active function. The Company's forthcoming anticipated competitive position in its contemplated new industry is reflected below under the heading of "Plan of Operation", infra.

       (5) Sources of available raw materials and principal suppliers: Since its inception, having entered dormant status, the Company, not actively engaged in operation, had no sources of available raw materials, nor did it have principal suppliers. The Company's new planned source of products and suppliers thereof is reflected under the heading of "Plan of Operation", infra.

       (6) Dependence on one or few major customers: Since its inception, and up to the present date, the Company, remaining in non-operational status, has no dependence upon any one or few major customers. Anticipated equivalent dependence is reflected below under the heading of "Plan of Operation", infra.

       (7) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements and/or Labor Contracts: Since its inception, due to the dormant nature of its business activities, the Company holds no patents, trademarks, licenses, franchises, concessions, royalty agreements and/or labor contracts. The Company does intend to do so, in the future, however, and has provided in detail for such business operation requirements in the portion hereof designation "Plan of Operation", infra.

       (8) Government approval of products or services: Since its inception to the present date, as a result of the Company's dormant status, it has not been subject to any requirement of government approval for its operations. The Company anticipates that this will be the case for future operations. The forthcoming impact of government regulation is addressed in "Plan of Operation", infra.

       (9) Effect of existing of probable governmental regulations on the business: From its inception, to the present, the Company has been dormant, and has had no active function. The Company's forthcoming anticipated effect of existing probable government regulations on business in its contemplated new industry is reflected below under the heading of "Plan of Operation", infra.

       (10) Estimate of the amount spent during each of the last two fiscal years on research and development activities, and if applicable the extent to which the cost of such activities are borne directly by customers: From its inception, to the present, the Company has been dormant, and has had no active function. The Company, therefore, has not had any costs borne directly by customers and only has experienced minimal research and development costs which were borne by management, as is reflected further below under the heading of "Plan of Operation", infra.

       (11) Costs and effects of compliance with environmental laws (federal, state and local): From its inception, to the present, the Company has been dormant, and has had no active function. The Company anticipates complying, to the extent required, with all applicable environmental laws (federal, state and local).

       (12) Number of total employees and number of full time employees: From its inception, to the date of the merger, the Company has been dormant, and has had



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no active function or employees. The Company's proposed acquisition will have an effect on the number of statutory employees it will have and is reflected below under the heading of "Plan of Operation", infra.

American Solid Fuel, Inc. sold its minimum offering in 1990, and subsequently expended its offering proceeds through expenses, never incurring any liabilities. Its only asset was its loss carried forward for income tax purposes. It never filed a 10-K after the its offering was closed, and subsequently never became a fully reporting company. Its name was changed in 1995 to Commercial Indemnity Underwriters, Inc. At the close of the public offering referred to above, ASFI had cash assets of $87,972. Its control shareholders of record numbered five prior to the closing of the publicly registered minimum offering. Please see Exhibit 99.1 attached hereto.

The District of Columbia company, V-Twin Acquisitions, Inc. was formed initially to potentially acquire a motorcycle dealership with locations in Herndon and Springfield, Virginia. The Company is the survivor of the merger with Commercial Indemnity Underwriters, Inc., and because of the merger, as accomplished, the surviving company (V-Twin), through such merger, partakes of the available benefits of the aforedescribed S-18 registration. This Form 10-SB registration statement is intended to establish the Company as fully reporting, since its reporting status lapsed during its dormant period.

ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following information should be read in conjunction with the audited beginning financial statements and notes thereto appearing elsewhere in this Form 10-SB. The Company has had no revenue from operations in each of the last two fiscal years, and has developed the below listed Plan of Operation on a go-forward basis.

Plan of Operation

V-Twin Acquisitions, Inc. ("V-Twin Acquisitions" or the "Company") is a holding company whose intended subsidiaries will function in retail sales of several well known brands of motorcycles, personal watercraft, all terrain vehicles ("ATVs") and related parts and accessories. The Company's intended subsidiaries will also provide service for new and used motorcycles, all terrain vehicles and Jet Ski type watercraft. In its present development stage, the Company intends to focus its principal attention on the retail motorcycle market and to acquire, consolidate and operate additional motorcycle retail subsidiaries. As of the date of this filing, no other publicly traded company conducts business in this market, to the Issuer's knowledge.

The Issuer, as a development stage company, has sufficient funds to satisfy its cash requirements for the next 12 months, including its intended purchase of the assets and liabilities of Cycle Sport, Inc., its first intended subsidiary. Management has reached an agreement with the Seller to purchase those assets and liabilities, on a bulk sale basis, for $300,000. Management has also projected potential short term operating losses of a maximum of an additional $200,000, an amount which the Registrant has on hand. The Issuer projects that its first intended acquisition will re-attain profitability prior to any necessity to raise additional operating funds.



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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

Prior to the date hereof, the Company has been deemed a development stage company primarily engaged in the research required in connection with the acquisition of franchised motorcycle dealerships. The Company has no sales revenues and has had no income from any operations. Its only actions have been to complete its initial capitalization, and to enter into an agreement to purchase with the owners of its first proposed acquisition - the assets and liabilities of Cycle Sport, Inc. The Contract for the Bulk Sale and Purchase of Assets between the Registrant and Cycle Sport is attached hereto as Exhibit 10.

The Company had deposited $50,000 with the Seller's attorney as a good faith deposit concurrent with the signing of a letter of intent. However, V-Twin has recently finalized its Contract for Sale and Purchase of Assets with Cycle Sport, Inc., on a Bulk Sale basis pursuant to the UCC and the applicable VA Code. The Company is still in the process of complying with the Bulk Sale Agreement with the Seller and counsel for Cycle Sport, Inc. and is moving towards settlement.

The most important conditions of the bulk sale purchase of Cycle Sport which have not yet been satisfied are the transfer of the manufacturers' franchise agreements and the secured floor plan financing arrangements through the manufacturers. Without these transfers, the bulk purchase can not be consummated. It should be noted that the technique to effectuate this transaction is a "bulk sale" agreement under the Uniform Commercial Code ("UCC") and the VA Code. This Bulk Sale is the purchase of assets and the assumption of liabilities of the assets of a division of a going concern, with the intent of the parties being that the purchaser will continue in the same business that the seller operated, but as a new business. The Registrant is not purchasing any income nor earnings, but will rely on the historical income numbers. No undisclosed liabilities can surface, and no tax liabilities carry forward.

Management's goal is to purchase Cycle Sport's assets, liabilities and major motorcycle, Jet Ski and ATV franchises as a going business in its two locations in Herndon and Springfield, VA, and to recapitalize and advertise the dealership's products in order to bring the dealership back to the profitability it enjoyed for its first 24 years of operations.

The total acquisition cost for Cycle Sport will be $300,000. The Company has a deposit in escrow with Seller's counsel of $50,000, applicable to the purchase price. The sources of funds the Company will use to finance such acquisition will be from the proceeds of the sale of V-Twin's marketable securities in Century Industries, Inc., or from funds provided by the control shareholders.

The Company has sufficient cash and marketable securities on hand to accomplish this proposed objective in the near two year term, as the Cycle Sport dealership never had an annual loss which would create a "going concern" problem. In 1997 the Springfield location maintained a break even status from operations, and the Herndon location's loss from operations included its owner's salary, without any investment in advertising. Its small operating loss was consolidated with the present owner's profitable retail fitness business.



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The Company functions as a development stage public holding company, and proposes to acquire certain operating subsidiaries, without any operations of its own, other than its research and its related acquisition, legal, accounting, stock transfer agent, and shareholder related record keeping responsibilities and concomitant management costs on behalf of its subsidiaries, which will be defrayed through management fees charged to its subsidiaries. The operations of the proposed subsidiaries will be consolidated with the Company as a public parent, if the acquisitions contemplated are consummated. The Company proposes that each separate dealership will be a separate subsidiary corporation.

The fact that the Cycle Sport dealership is in the metropolitan Washington, DC area, enjoys major product brands such as Kawasaki, Suzuki, Yamaha and Triumph, is in a protected franchise territory, and is in a rising industry growing by 20% annually, gives it possible growth potential for the future.

Cycle Sport's motorcycle division is located in Springfield, Virginia and Herndon, Virginia, and both areas are considered to be in the DC metropolitan area. (See Washington Post - Real Estate section on Saturdays, with sales, average income per household and other statistics, always referring to the "Washington Metropolitan Area").

The Company has found its research from data taken from various internet sources including, but not limited to, the Motorcycle Industry Council, Cycle News, Harley Davidson's 10-K, various press releases disseminated by Reuters, Polaris Industries, Excelsior Henderson Motorcycle Co., Harley Davidson, and the regional sales statistics from the Yamaha Motorcycle Division of Yamaha Industries. All of these authoritative sources report that the entire motorcycle industry is growing considerably. The statement concerning "a rising industry growing by 20% annually" is taken from several different sources, of which the majority all cite the Motorcycle Industry Council as the source of their statistics, infra.

More specifically, Mike Pasche published a paper for Sonoma State University entitled "The Motorcycle Industry". A vast majority of his information came from the Motorcycle Industry Council, the most active and complete fact gathering organization about the motorcycle industry. He reported 31 million motorcycle riders in the USA, leading golfing at 23 million, and being third to fishing at 41 million and camping at 47 million as activities. This paper is attached as
Exhibit 99.2 hereto.

Further, Reuters New Service, on September 30, 1998, reported in a News Release about Harley Davidson motorcycles, that "new bike sales are up 20% in the first seven months of 1998 over a year ago sales". Reuters reports Harley having a 47% market share. Don Brown, an independent motorcycle industry analyst, is then quoted as stating that "Harley's market share will be down an estimated 6.5%, while the Japanese brands are expected to gain 6.5% by year end". This release is appended hereto as Exhibit 99.3.

In Harley Davidson's May, 1998 annual report, it states on page 3 that "During 1997 the worldwide heavyweight (651+CC) motorcycle market grew 15.7%... industry registrations of domestic (U.S.) heavyweight motorcycles were up 14.8% (data provided by the Motorcycle Industry Council." On page 8 of the Annual Report, Harley provided a graph of heavyweight motorcycle sales of all brands in the US for 1993-1997, from information derived from data published by R.L. Polk & Co.




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Data was obtained from data published by the Motorcycle Industry Council.
Highlights are as follows:

1,000's of units sold   1997    1996     1995     1994     1993
                        ----    ----     ----     ----     ----

                        190.2   165.7    151.2    140.8    123.8

We note (not Harley Davidson) that the annual percentages of increase year by year are as follows:

                        14.79%   9.59%    7.4%     13.7%    ---

The Harley Davidson annual report also graphs manufacturer percentage market share for 1997 from the same data as follows:

     Harley         49.1%
     Honda          18.4%
     Suzuki         10.1%
     Kawasaki       10.4%
     Yamaha          5.5%
     Other           5.5%
     --------------------
     Total         100.0%

An informative article from Cycle News, quoting sales data from the Motorcycle Industry Council, states that "with its figures tallied through March of 1998, the MIC reports that motorcycle sales are up 20 percent across the board, with perhaps the most interesting change coming in the playbike and competition/off-road segments, which posted the highest percentage increase in the market, at just over 26 percent." That article is attached hereto as Exhibit 99.5.

Finally, Yamaha Motor Corporation, USA provided Cycle Sport with their Industry Comparison Data, based on MIC statistics from warranty registrations, for the months from September, 1997 through March, 1998 for the Mid-Atlantic Region. The report shows a 19% increase overall for all motorcycle and ATV manufacturers. See attached Exhibit 99.6 hereto.

Other than the above acquisition target plan, the Company existed in a dormant status only and has conducted no real business operations other than identifying, researching and negotiating the acquisition of Cycle Sport's assets and liabilities on a bulk sale basis.

The Company should not be considered an investment company under the Investment Company Act of 1940 by virtue of the provisions found at 15 USC 80a-3, exempting a company therefrom which has a business purpose other than the making of investments, a fact which is manifest by virtue of V-Twin's plan to acquire, and operate motorcycle dealerships. In this regard, V-Twin relies upon Progress Development Corporation v. Mitchell, 206 F.2d 222, 4 FR Serv.2d 895 (1961), a case establishing that even the "40% test" is inapplicable to a company primarily engaged in activities other than investments. Further, even a company with 51% and 40% of two chain stores which actively controlled management was held exempt from the 1940 Act. Re US Stores, 10 SEC 1145 (1942). As further authority for V-Twin's position, please see Re Fresnillo Co., 42 SEC 551 (1965); Re International Bank, 42 SEC 34 (1964); Re Frobsisker, Ltd., 27 SEC 944 (1948); Re Broadway & 58th St. Corp., 12 SEC 1128 (1943) and Re US Foil, 9 SEC 22
(1941).



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In addition to the foregoing authority, one finds Re MA Hanwa Co., 10 SEC 581
(1941) and Manacker v. Reynolds, 39 Del Ch. 401, 165 A.2d 741 (1960).
Accordingly, V-Twin's plan to actively participate in the retail motorcycle, water craft and ATV sales and service market reflects an intent not to act as an investment company.

Liquidity and Capital Resources

The Company anticipates meeting its working capital needs during the current fiscal year from capital raised through the common stock already sold to its control shareholders. The Company is also investigating the possibility of other financing to provide additional acquisition capital and to further its acquisition program. Although management has not made any arrangements or definitive agreements, the Company is contemplating both the private placement of securities and/or a public offering. The Company does not anticipate any working capital shortage in 1998, in view of its current assets and assuming neither of these offerings take place.

As of July 31, 1998, the Company had total assets of $50,148 in cash, and $612,500 of marketable securities. The Company has no liabilities at July 31, 1998. However, as a subsequent event at September 27, 1998, the control shareholders (Villa Beau Holdings, Ltd., Ted L. Schwartzbeck, and A. Jay Pignatello), have forgiven the debts shown owing to them on the balance sheet. The letters from the control shareholders forgiving the debts are attached as
Exhibit 99.7.

The Company has raised its capital funds through private common stock sales to its control parties. Management has determined that the Company will spend approximately $300,000 to acquire the assets and liabilities of Cycle Sport, and anticipates expending an additional $200,000 to recapitalize the new subsidiary, for advertising and potential shorter term operating losses (two years maximum).

In the opinion of Management, inflation has not had a material effect on the operations of the Company.

A detailed description of the business of the first proposed acquisition is as follows:

                                Cycle Sport, Inc.

The Company has targeted its first intended acquisition, known as Cycle Sport, a 27 year old two store motorcycle, ATV and Jet Ski dealership in Herndon and Springfield, Virginia. The Herndon location the Yamaha, Kawasaki, Suzuki, and Triumph motorcycle and Jet Ski factory franchises. The Springfield store sells only Yamaha and Triumph brand motorcycles, ATVs and Jet Skis.

The current new motorcycle, ATV and Jet Ski inventory exceeds approximately $600,000 for both stores. Parts and accessories inventories exceed $300,000. Used motorcycle inventory exceeds $100,000. These figures are based upon Cycle Sport's books and records.

Cycle Sport sales in 1997 of motorcycles, Jet Ski's, parts, accessories and service exceeded $4,000,000. These figures are based upon Cycle Sport's books and records.



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 Four years ago, Cycle Sport's present owner used this motorcycle dealership as a base for the establishment of 12 "physical fitness" stores with revenues now exceeding $15,000,000, and was therefore unable to devote the time he used to devote to the dealership. As a result, net income suffered somewhat for three years, as gross profit margins suffered. For the prior 24 years the dealership was profitable, based upon Cycle Sport's books and records. In addition, the present owner offset the fitness operating profits with the motorcycle division's small loss.

The Company expects to pay $300,000 cash for the dealership's assets and liabilities and Kawasaki, Yamaha, Suzuki and Triumph franchises, and must set aside an additional $200,000 to recapitalize the dealership to bring it back to profitability. These funds have been provided by the control shareholders of the Issuer, and the funds will be invested by the Issuer in exchange for the assets and liabilities of Cycle Sport. The purchase will include, on a bulk sale basis, Cycle Sport's motorcycle, Jet Ski and ATV related assets and liabilities, which will also include the assumption of the secured floor plan debt related to motorcycle, ATV and Jet Ski inventory, and the franchises. The Company will lease the Herndon premises from the present owner, and assume a lease on the Springfield location.

PRODUCTS AND MARKETS

The Company's first proposed subsidiary is primarily engaged in retail sales of several well known brands: Yamaha, Kawasaki, Suzuki and Triumph motorcycles, ATVs and Jet Skis (personal watercraft), related parts and accessories, and the service of these products.

Once the proposed acquisition of the Cycle Sport assets and liabilities are completed, the Company's general market will be the retail motorcycle, ATV and Jet Ski market, and related parts, accessories and service.

As recreational products, Cycle Sports Kawasaki, Yamaha, Suzuki and Triumph motorcycles, and Yamaha and Kawasaki ATVs and Jet Skis and related parts and accessories are products enjoying a rising consumer market. According to U.S. Government reports, from 1992 through 1995 spending on recreational products grew at over five percent per year and from 1994 through 1997 grew at three times the rate of overall consumer spending.

Based on industry information, the Company believes that the typical customer for heavyweight American touring and cruiser motorcycles is a male between the ages of 35 and 65, with a household income of approximately $65,000. These customers are generally experienced motorcycle riders who purchase motorcycles for recreational purposes rather than for transportation. According to U.S. Department of Commerce demographic surveys, the number of Americans that will fall into the targeted age bracket is projected to increase by approximately 11% over the next five years and by 19% over the next ten years. The 35 to 65 year old age group also leads all age groups in annual spending per consumer on recreational products and generally has greater disposable income than other age groups.

The Company believes that an opportunity exists for dealership groups with significant equity capital and experience in identifying, acquiring and

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 professionally managing dealerships, to acquire additional dealerships and capitalize on changes in the motorcycle retailing industry. Motorcycle retailing is a rapidly growing consumer retail market in the United States. The industry ownership today is highly fragmented, with the majority of dealerships being privately owned and operated. The Company believes that these factors, together with increasing capital costs of opening new motorcycle dealerships, franchising costs which require substantial inventories, the lack of alternative exit strategies (especially for larger dealerships) and the aging of many dealership owners provide attractive consolidation opportunities.

In 1992, the Motorcycle Industry Council recorded that 31 million people rode a motorcycle, scooter or ATV that year. With the variety of vehicles growing at a significant rate, popularity is increasing. In comparison to other leisure activities, motorcycling is surprisingly popular. In 1992, motorcycling was enjoyed by 31 million people; golf had 23 million aficionados; fishing 41 million, and camping 47 million.

According to the Motorcycle Industry Council, motorcycle sales are up 20% across the board, including a surprise in the playbike and competition/off road segments, which increased 26%.

COMPETITION

As of the date of this filing, no other publicly traded company proposes to conduct or conducts business in the retail motorcycle market, other than Polaris Industries, which is now manufacturing the new American made Polaris motorcycle which will be distributed through their own Polaris jet ski dealer network; therefore, the Company will have no direct competition in the stock acquisition arena at this time, although some competition will continue from investors purchasing privately held and operated franchised dealerships.

The Company's competitive position within the industry will be largely determined by its ability to offer major franchised brands which control over 60% of the present motorcycle market in America, and value and service to its customers, both in the factory replacement parts retail sector and in the service sector. The Company, as a holding company for retail dealerships and a proposed consolidator of additional motorcycle dealerships, has no direct competition insofar as it is a public company which proposes to purchase motorcycle dealerships that are traditionally held by private owners. The vast majority of motorcycle dealerships of all brands are single store operations which are family owned style dealerships. There are very few buyers for these dealerships as the average business buyer does not have any motorcycle experience, or if they do, they can't afford the investment as the majority of the dealerships are profitable and too expensive for individual small business buyers. Motorcycle dealerships are also typically too small in revenues, earnings and assets to interest most large business buyers.

DISTRIBUTION

During 1997, the majority of merchandise purchased by the Company's proposed subsidiaries was shipped directly to the stores from their franchise manufacturers: Kawasaki, Yamaha, Suzuki and Triumph Motorcycles. The balance of the merchandise was after market parts and accessories, such as: side cars,

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
 wearing apparel, helmets, saddlebags, custom exhausts, seats, handle bars, light bars, sissy bars, and touring luggage.

The Company's first proposed dealership and any subsequently acquired dealerships will operate pursuant to franchise agreements between each motorcycle manufacturer (or authorized distributor thereof) (the "Manufacturer") and the proposed subsidiary of the Company that operates such dealership. The Company is dependent to a significant extent on its relationship with such Manufacturers for distribution (and subsequent sales) of motorcycles and related products. The manufacturers protect the dealer's geographical sales area through the franchise agreements, which provides for the dealer having an exclusive for each brand in its area with written protection from more franchises being issued in those areas.

OPERATIONS

All phases of the Company's operations are subject to influences outside its control. Any one, or a combination, of these factors could materially affect the results of the Company's operations. These factors include: the cost of goods, competitive pressures, inflation, consumer debt levels, currency exchange fluctuations, trade restrictions, changes in tariff and freight rates, interest rate fluctuations and other capital market conditions. Forward-looking statements made by or on behalf of the Company are based on a knowledge of its business and the environment in which it operates, but because of the factors listed above, actual results may differ from those in the forward-looking statements. Consequently, all of the forward-looking statements made are qualified by these and other cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business or operations.

SEASONALITY

The Company will experience significant seasonal fluctuations in motorcycle sales, as summer sales are generally twice as great as winter sales, and weather conditions, specifically a harsh and long winter season, always affect sales.

GOVERNMENT REGULATION

The success of sales of the motorcycles which the Company's subsidiary will be franchised to sell depends upon compliance with certain government regulations. The motorcycles which the Company will be franchised to sell are subject to the emissions and noise standards of the U.S. Environmental Protection Agency and the more stringent emissions standards of various State agencies. The motorcycles are also subject to the National Traffic and Motor Vehicle Safety Act and the rules promulgated thereunder by the National Highway Traffic Safety Administration. Finally, federal, state and local authorities have adopted various standards relating to air, water, helmet rules and noise pollution that may affect the Company's distributors' manufacturing operations and its own retail markets. The Company expects that its future facilities will comply with all such regulations and standards, and that current production levels of motorcycles will continue in line with the increasing interest in motorcycles, ATVs and personal watercraft. To the degree that franchises are involved in


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

dealerships, the Federal Trade Commission has certain regulatory authority thereover.

EMPLOYEES

As of July 31, 1998, the Company had no full-time employees. If the acquisition of the assets and liabilities of Cycle Sport is successful, the Company will not be subject to any collective bargaining agreements. The proposed subsidiary already employs approximately 25 employees in sales, service and administration, and the Company will provide those employees with health insurance. The Company anticipates adding home office supervisory, marketing and administrative staff as the Company acquires more franchised motorcycle dealerships.

CUSTOMER BASE

The Company will not be dependent on any one major or any few select customers; all sales will be the result of comprehensive advertising campaigns, referrals and re-sales to old customers. V-Twin Acquisition's first proposed subsidiary and any subsequent subsidiaries will be, however, dependent on its manufacturers to provide it with quality motorcycles (and associated parts and accessories) to be sold to the public. The first subsidiary will enjoy the benefit of its customers who have purchased various items from Cycle Sport for the past 27 years.

RESEARCH AND DEVELOPMENT

The Company has conducted specific research required in connection with the acquisition of franchised motorcycle dealerships. Research and development is limited to a study of the retail motorcycle industry, and finding, evaluating and negotiating the purchase of financially sound motorcycle dealerships to be acquired. Research and development is a critical factor to the Company only to the extent that sound business decisions in finding and closing the purchase of acquisitions in the unconsolidated motorcycle franchise market will lead to success for the Company and its shareholders.

GROWTH STRATEGY

The Company plans to implement an acquisition program primarily by pursuing (i) its first dealership in the District of Columbia/Northern Virginia metropolitan and its growing suburban geographic markets, (ii) dealerships in other geographic locations that will allow the Company to capitalize on regional economies of scale, offer a greater breadth of products and services in any of its markets or increase brand diversity, and (iii) dealerships in warm weather geographical locations which will allow for year round sales, thereby enhancing gross sales of motorcycles.

The Company will look to acquire dealerships in geographic markets it does not currently serve, principally in the Eastern half of the United States. The Company will target dealers having superior operational and financial management, the cost of which can provide future earnings. Generally, the Company will seek to retain the acquired dealerships' existing operational and financial management, and thereby benefit from their market knowledge, customer base and local reputation.

The Company will seek growth in its operations within existing markets by acquiring dealerships that will increase the consolidated sales, and profits to be made in those markets. These acquisitions should produce opportunities for additional operating efficiencies, promote increased name recognition and provide the Company with better opportunities for repeat and referral business.

The Company intends to grow significantly through the acquisition of additional franchised motorcycle dealers. This strategy will entail reviewing and potentially reorganizing acquired business operations, corporate infrastructure and systems, and financial controls. Unforeseen expenses, difficulties, and delays frequently encountered in connection with rapid expansion through acquisitions could inhibit the Company's growth and negatively impact profitability. There can be no assurance that suitable acquisition candidates will be identified, that acquisitions of such candidates will be consummated, or that the operations of any acquired businesses will be successfully integrated into the Company's operations and managed profitably without substantial costs, delays, or other operational or financial difficulties. In addition, increased competition for acquisition candidates may increase purchase prices for acquisitions to levels beyond the Company's financial capability or to levels that would not result in the returns required by the Company's acquisition criteria. As of the date of this filing, the Company has no binding agreements to effect any acquisitions and is not engaged in any active negotiations to acquire any other dealers except Cycle Sport. The Company may issue Common Stock, preferred stock, debt instruments, or incur substantial bank indebtedness in making future acquisitions.

ANTI-TAKEOVER EFFECT OF ARTICLES AND BYLAW PROVISIONS

The Company's Articles of Incorporation provide that up to 25,000,000 shares of Class A common stock and 25,000,000 Class B common stock, and 2,000,000 shares of preferred stock may be issued by the Company from time to time in one or more series. The Board of Directors is authorized to determine the rights, preferences, privileges and restrictions granted to and imposed upon any unissued series of preferred stock and to fix the number of shares of any series of preferred stock and the designation of any such series, without any vote or action by the Company's stockholders. The Board of Directors may authorize and issue preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company. The Company's Articles of Incorporation also allow the Board of Directors to fix the number of directors in the Bylaws with no minimum or maximum number of directors required. The effect of these provisions may be to delay or prevent a tender offer or takeover attempt that a stockholder might consider to be in his best interest, including attempts that might result in a premium over the market price for the shares held by the stockholders.

CHANGES IN TAX LAWS

The Company's operations depend upon a number of factors relating to or affecting consumer spending for luxury goods, such as motorcycles. The Company's operations may be adversely affected by unfavorable local, regional, or national economic developments or by uncertainties regarding future economic prospects that reduce consumer spending in the markets served by the Company. Consumer spending on luxury goods can also be adversely affected as a result of declines in consumer confidence levels, even if prevailing economic conditions are favorable. In an economic downturn, consumer discretionary spending levels generally decline, often resulting in disproportionately large reductions in the sale of luxury goods. Similarly, rising interest rates could have a negative impact on consumers' ability or willingness to finance motorcycle purchases, which could also adversely affect the ability of the Company to sell its products.

Local influences, such as corporate downsizing and military base closings, also could adversely affect the Company's operations in certain markets. There can be no assurance that the Company could maintain its profitability during any such period of adverse economic conditions or low consumer confidence. Changes in federal and state tax laws, such as an imposition of luxury taxes on leisure time products, also could influence consumers' decisions to purchase products offered by the Company and could have a negative effect on the Company's sales.

DILUTION THROUGH ISSUANCE OF STOCK

The size, timing, and integration of any future acquisitions may cause substantial fluctuations in operating results from quarter to quarter. Consequently, operating results for any quarter may not be indicative of the results that may be achieved for any subsequent quarter or for a full fiscal year. These fluctuations could adversely affect the market price of the Common Stock. The Company's ability to continue to grow through the acquisition of additional dealers will depend upon (i) the availability of suitable acquisition candidates at attractive purchase prices, (ii) the Company's ability to compete effectively for available acquisition opportunities, and (iii) the availability of funds or the market price of the Company's Common Stock with a sufficient market price to complete the acquisitions. The Company's future growth through acquisitions also will depend upon its ability to obtain the requisite manufacturer approvals of franchise transfers. Alternatively, one or more manufacturers may attempt to impose further restrictions on the Company in connection with their approval of acquisitions.

MANUFACTURERS' CONSENT TO ACQUISITIONS AND MARKET EXPANSION

Dealer agreements with each proposed acquisition by its terms will require the dealer to obtain consent from the Manufacturers of the franchised dealers' motorcycles to any change in the ownership of the dealer. In determining whether to approve acquisitions, manufacturers may consider many factors, including the financial condition and ownership structure of the Company. Further, manufacturers may impose conditions on granting their approvals for acquisitions, including a limitation on the number of such manufacturers' dealers that may be acquired by the Company. The Company's ability to meet manufacturers' requirements for approving future acquisitions will have a direct bearing on the Company's ability to complete acquisitions and effect its growth strategy. There can be no assurance that a manufacturer will not terminate its dealer agreement, refuse to renew its dealer agreement, refuse to approve future acquisitions, or take other action that could have a material adverse effect on the Company's acquisition program.

The Company's growth strategy also entails expanding its product line and geographic scope by obtaining additional distribution rights from its existing and new manufacturers. While the Company believes it will be successful in obtaining such distribution rights, there can be no assurance that such distribution rights will be granted to the Company or that it can obtain suitable alternative sources of supply if the Company is unable to obtain such distribution rights.

MOTORCYCLE MANUFACTURERS' CONTROL OVER DEALERS

Historically, motorcycle manufacturers have exercised significant control over their dealers, restricted them to specified geographic areas, and retained approval rights over changes in ownership. The continuation of the Company's dealer franchise agreements with certain manufacturers is contingent upon several factors. Failure to meet the customer satisfaction and market share goals set forth in any dealer agreement could result in the imposition of additional conditions in subsequent dealer agreements, termination of such dealer agreement by the manufacturer, limitations on inventory allocations, reductions in reimbursement rates for warranty work performed by the dealer, or denial of approval of future acquisitions. The Company's dealer agreements with manufacturers give the Company the exclusive right to sell those manufacturers' products within a given protected geographical area. Accordingly, a competing manufacturer selling a different brand could authorize another dealer to start a new dealership in proximity to one or more of the Company's locations, or an existing competing dealer selling competing brands could move a dealership to a location that would be directly competitive with the Company. Such an event could have a material adverse effect on the Company and its operations; however, Kawasaki, Yamaha, Suzuki and Honda Motorcycles currently own 62% of the retail motorcycle sales market in the USA, and they protect their dealers' territories.

FUTURE CAPITAL NEEDS; DEBT SERVICE REQUIREMENTS; POSSIBLE DILUTION THROUGH ISSUANCE OF STOCK

The Company's future capital requirements will depend upon the size, timing, and structure of future acquisitions and its working capital and general corporate needs. To the extent that the Company finances future acquisitions in whole or in part through the issuance of Common Stock or securities convertible into or exercisable for Common Stock, existing stockholders will experience a dilution in the voting power of their Common Stock and earnings per share could be negatively impacted. The extent to which the Company will be able or willing to use the Common Stock for acquisitions will depend on the market value of its Common Stock from time to time and the willingness of potential sellers to accept Common Stock as full or partial consideration. The inability of the Company to use its Common Stock as consideration, to generate cash from operations, or to obtain additional funding through debt or equity financings in order to pursue its acquisition program could materially limit the Company's growth.

Any borrowings made to finance future acquisitions or for operations could make the Company more vulnerable to a downturn in its operating results, a downturn in economic conditions, or increases in interest rates on borrowings that are subject to interest rate fluctuations. If the Company's cash flow from operations is insufficient to meet its debt service requirements, the Company could be required to sell additional equity securities, refinance its obligations, or dispose of assets in order to meet its debt service requirements. In addition, it is likely any credit arrangements will contain financial and operational covenants and other restrictions with which the Company must comply, including limitations on capital expenditures and the incurrence of additional indebtedness. There can be no assurance that such financing will be available if and when needed or will be available on terms acceptable to the Company. The failure to obtain sufficient financing on favorable terms and conditions could have a material adverse effect on the Company's growth prospects and its business, financial condition, and results of operations.

IMPACT OF GENERAL ECONOMIC CONDITIONS AND DISCRETIONARY CONSUMER SPENDING

The Company's operations are dependent upon a number of factors relating to or affecting consumer spending. The Company's operations may be adversely affected by unfavorable local, regional or national economic developments or uncertainties regarding future economic prospects that reduce consumer spending in the markets served by the Company's stores. Consumer spending on non-essential goods such as motorcycles can also be adversely affected due to declines in consumer confidence levels, even if prevailing economic conditions are positive. In an economic downturn, consumer discretionary spending levels are also reduced, often resulting in disproportionately large declines in the sale of high-dollar items such as motorcycles. During 1988 through 1990, the US economy was severely depressed due to declines in the financial, oil and gas and real estate markets. There can be no assurance that a similar economic downturn might not recur in the United States or any other market or that the Company could remain profitable during any such period. Similarly, rising interest rates could have a negative impact on consumers' ability or willingness to obtain financing from third-party lenders, which could also adversely affect the ability of the Company to sell its products. Changes in federal and state tax laws including, without limitation, the imposition or proposed adoption of luxury or similar taxes on certain consumer products, could also influence consumers' decisions to purchase products offered by the Company and could have a negative effect on the Company's sales. Local influences such as corporate downsizing and military base closings may adversely affect and may influence the Company's operations in certain markets.

ITEM 3. DESCRIPTION OF PROPERTY OF THE PROPOSED SUBSIDIARY

Facility

The Company occupies leased office space at the rate of $100.00 per month at 1707 H Street, NW, #200 in Washington, DC, and such offices are suitable and adequate for maintaining a registered office in the District of Columbia. The proposed subsidiary facilities located at 632 Grant Street, Herndon, Virginia 20170 and 6603 Backlick Road, Springfield, Virginia 22150 will be leased from the Seller and are suitable and adequate for their intended use as a motorcycle dealership. The Registrant's lease at 1707 H Street, NW in Washington, DC includes payment for administrative services and office space for a term of at least one (1) year, @ a rent of $100.00 monthly, renewable for one (1) year periods after twelve (12) months have expired. The Registrant believes this lease agreement is not material, as it is rented to maintain a registered address. The Registrant intends to operate from the Cycle Sport Herndon location upon its settlement of the bulk sale purchase of the assets and liabilities of Cycle Sport, which includes leasing the 12,000 sq. ft. Herndon location from the Seller, but will retain a registered District of Columbia registered address.

Additionally, the Registrant has finalized the lease payments it will pay to the Seller with respect to the proposed Cycle Sport Herndon & Springfield locations, as outlined in the attached Bulk Sales Agreement Exhibits E-1 and E-2 of Exhibit
10. The Company will pay $8,842 per month for the first year at Herndon, and $4500 per month during 1999 at Springfield.

Investment Policies

The Company proposes to invest its capital and subsequent earnings, if any, in the acquisition of additional major franchised motorcycle dealerships. Such an acquisition program is a policy of acquiring assets primarily for income. Such investments made are centered in motorcycles, parts, accessories and service equipment related inventory, major franchise sales agreements, and real estate if the motorcycle dealership's retail commercial real estate locations will be purchased. If any real estate is purchased, the Company will limit itself to 2 mortgages when arranging financing, and the purchase of a dealership location will only be considered when it facilitates the sale of the dealership's motorcycles and related items.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables are intended as a visual description:

-----------------------------------------------------------------------------------
All 5% persons:
                               Name of             Amount of
                               Beneficial          Beneficial
 Title of Class                 Owner               Owner        Percent of Class A
-----------------------------------------------------------------------------------
 Class A Common Voting


                           Ted Schwartzbeck        109,515            13.54%
                           A. Jay Pignatello       109,515            13.54%
                           Villa Beau Holdings     219,030            27.08%

 Class B Common Voting

                           None

The address for the above referenced 5% persons are: Ted L. Schwartzbeck, 43783 Michener Drive, Ashburn, VA 20147; Jay Pignatello, 4334 Gingham Ct., Alexandria, VA 22310; Villa Beau Holdings, Ltd., 43 Elizabeth Street, Nassau, NP, Bahamas. The principals of Villa Beau Holdings are: Clara Cespedes: Director, President; Jose Tamarez, Esq.: Director, Secretary, control shareholder.

----------------------------------------------------------------------------------
Management 5% persons:
                               Name of              Amount of
                             Beneficial            Beneficial
 Title of Class                Owner                 Owner        Percent of Class
----------------------------------------------------------------------------------
Class A Common Voting
                             Ted Schwartzbeck      109,515            13.54%
                             A. Jay Pignatello     109,515            13.54%

 Class B Common Voting

                             None




The following Class A management warrants have been reserved for the following persons, which may only be exercised based upon the performance of those individuals as part of the proposed management team:

Management 5% persons:
                           Name of              Amount of
                          Beneficial            Beneficial
 Title of Class             Owner                 Owner        Percent of Class
--------------------------------------------------------------------------------
 Class A Common Voting
                         David Settle           109,515            9.62% *
                         Eric Arlt              109,515            9.62% *
                         Jose Tamarez           109,515            9.62% *

* The percentages owned by each management person if the above warrants are issued will reduce all 5% persons to 9.26% each of Class A shares, and will reduce Villa Beau Holdings, Ltd. to 19.26% of the Class A shares on a fully diluted basis.

 Class B Common Voting

                        None



ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The Company's Directors, Executive Officers, and their ages are:

      Name                 Position                   Age
----------------       ----------------               ---
Ted Schwartzbeck           Chairman                   35

Mr. Schwartzbeck has been an Executive Officer of Century Steel Products, Inc., a specialty steel fabricator in Sterling, VA, since 1985, and a Director of its parent company, Century Industries, Inc. (PHLX) since 1993.

David L. Settle           Executive Counselor,       37
                          Director

Mr. Settle raced motocross motorcycles in Maryland and won several prestigious races from 1974 through 1994, from age 13 through age 33. He completed his racing days with the #5 plate in the Seniors class in the State of Maryland. He subsequently served with the U.S. State Department for several years as Supervisor of Foreign Embassy Elevator Maintenance, coordinating and supervising a substantial field service force. Mr. Settle, as Executive Counselor, will assume the responsibilities of president of V-Twin after the Cycle Sport franchises have officially been transferred to V-Twin.

Jay Pignatello            Exec. Vice-President,      28
                          Director, Secretary

Mr. Pignatello graduated from the University of Pennsylvania in 1992. He worked at the law firms of Arent, Fox, Kitner, Plotkin & Kahn and Reed, Smith, Shaw & McClay from 1992 to 1996. He is a Director and Vice President of Century Industries, Inc., a Philadelphia Stock Exchange listed fully reporting company.

Carolyn Mongold           Director                   42

Prior to joining the Company, Ms. Mongold was a commercial banker with Bank Hapoalim located in Beverly Hills, California. Prior to joining Bank Hapoalim, Ms. Mongold spent six years with Crocker Bank.

The above Directors are all elected annually, and all the Directors have served since the Company's inception. All of the Directors were appointed to serve for the calendar year of 1998 at the annual meeting.

ITEM 6. EXECUTIVE COMPENSATION

No Officer or Director receives any compensation from the Company. David Settle will receive as salary as General Manager of the acquired dealership if it is completed. The Officers contemplate receiving a moderate compensation package for their efforts upon the completion of the purchase of a sufficient number of dealerships to justify such compensation.

In the following table names have been abbreviated.

                           SUMMARY COMPENSATION TABLE

--------------------------------------------------------------------------
V-Twin Acquisitions, Inc.
Name and                                               Restricted     All
Position        Year   Salary ($)  Bonus  Other($)    stock awards   Other
--------------------------------------------------------------------------

Jay Pignatello  1998     -0-        -0-     -0-            -0-        -0-
Ted Beck        1998     -0-        -0-     -0-            -0-        -0-
David L. Settle 1998     -0-        -0-     -0-            -0-        -0-
--------------------------------------------------------------------------

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

As a subsequent event at September 27, 1998, the control and one 5% shareholders (Villa Beau Holdings, Ltd., Ted L. Schwartzbeck, and A. Jay Pignatello), have written letters to the Registrant declaring that the consideration paid by the control and 5% shareholders (Villa Beau Holdings, Ltd., Ted L. Schwartzbeck, and
A. Jay Pignatello) should be classified as additional paid in capital. These letters from the control shareholders are attached as Exhibit 99.7.

ITEM 8. LEGAL PROCEEDINGS

There are, at present, no legal proceedings in which the Company is involved, either as plaintiff or defendant.

ITEM 9. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Class A and Class B shares are anticipated to trade on the NASDAQ Bulletin Board by the Company placing a Section 240.15c2-11 on file with its sponsoring broker dealer, and the Company becoming fully reporting upon this Form 10-SB being declared effective. There exists no range of bid/asked information for the Company's common voting Class A or Class B shares for each quarter of the last two years.

There are approximately 158 stockholders which own the Class A shares, and there are approximately 167 stockholders which own the Class B shares.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

Within the past three years, the only sales of unregistered securities the Company has undertaken have been the securities issued to the Registrant's management and 5% persons in its recent statutory merger which are the subject matter of this registration statement. No other securities have been sold by the Company.

ITEM 11.  DESCRIPTION OF SECURITIES

When the Company completed its statutory merger with Commercial Indemnity Underwriters, Inc., on July 10, 1998, it was authorized to issue 25,000,000 Class A common voting shares (par value $.001) and 25,000,000 Class B common voting shares (par value $.001), and, upon completion of the statutory merger, had 1,000,000 shares issued and outstanding, comprised of 808,727 Class A shares, and 191,273 Class B shares. It also issued Class A warrants for 328,545 exercisable at $.01 based upon performance, which would cause the Company to have 1,328,515 Class A shares outstanding on a fully diluted basis, and a total outstanding of 1,328,545 of both classes.

The Company is also authorized to issue 2,000,000 shares of Preferred Stock (par value $.001), to be designated in one or more series at the discretion of the Board of Directors. There are no shares of the Preferred Stock issued or outstanding.

The Company registered 808,727 shares of its Class A (par value $.001) common voting shares and 191,273 of its Class B (par value $.001) common voting shares by the filing of the original Form 10-SB, which went effective through lapse of time on October 9, 1998, thereby registering such shares within the purview of Section 12(g). This Form 10-SB/A is filed as post effective amendment.

The Company intends to commence trading on the NASDAQ OTC:BB through the approval of a Section 240.15c2-11 being on file with a sponsoring NASD broker dealer, and is a fully reporting 12(g) Registrant pursuant to the aforedescribed Form 10-SB having become effective through lapse of time on October 9, 1998. This Form 10-SB/A is filed as a post effective amendment.

But for the 1/100th voting power of the Class B (par $.001) common voting shares of the Company vis a vis the Company's Class A (par $.001) common voting shares, the shareholders of each class are entitled to: a) in either 1:1 or 1:100 (depending of whether Class A or Class B common voting shares) ratio a non-cumulative vote for each shareholder of record on all matters submitted to a vote of the shareholders, b) full and equal rights, regardless of whether Class A or Class B common voting shares, to participate equally in and to receive common stock dividends (if any) as may be declared by the Board of Directors out of legally available funds, and c) to participate equally and pro-rata, regardless of whether Class A or Class B common voting shares, in the distribution of any and all assets available for distribution upon liquidation of the Company.

All shareholders, regardless of whether Class A or Class B common voting shares have no pre-emptive rights to acquire additional shares of the Company's common stock or any other of its securities, and all outstanding shares of common stock are non-assessable.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

There exists no statute, provision in the charter, by-laws, contract or other arrangements that insures or indemnifies a controlling person, director or officer of the Company which effects his or her liability in his or her capacity as a controlling person, director or officer of the Company.

ITEM 13.  FINANCIAL STATEMENTS








                          INDEX TO FINANCIAL STATEMENTS



                            V-TWIN ACQUISITIONS, INC.




REPORT OF INDEPENDENT AUDITOR                               F-1

BALANCE SHEET                                               F-2

NOTES TO FINANCIAL STATEMENTS                               F-3 through F-6

                        Report of Independent Accountant.

Board of Directors
V-Twin Acquisitions, Inc.
Washington, D.C.  20036

       We have audited the accompanying balance sheet of V-Twin Acquisitions,

Inc. as of July 31, 1998. This balance sheet is the responsibility of the

Companys management. Our responsibility is to express an opinion on this financial statement based on our audit.

       We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We believe our audit provides a reasonable basis for our opinion.

       In our opinion, the above-referenced financial statement presents fairly,

in all material respects, the financial position of V-Twin Acquisitions, Inc. as of July 31, 1998, conforming with generally accepted accounting principles.

/s/ KLIPFEL & ASSOCIATES, L.L.C.
-------------------------------.
Klipfel & Associates, L.L.C.
Certified Public Accountants
Alexandria, VA.
August 10, 1998.

                           V-TWIN ACQUISITIONS, INC.

                         A Development Stage Enterprise


                                  Balance Sheet

                                  July 31 1998

                                     ASSETS

CURRENT ASSETS

Cash and Cash Equivalents                                 $50,148.00

Marketable Equity Securities                              612,500.00
Available for Sale or Trading

TOTAL ASSETS                                             $662,648.00


                             LIABILITIES AND OWNERS' EQUITY


SHAREHOLDERS' EQUITY

Class A Common Stock, 25,000,000
   Shares authorized, 589,696 issued
   and outstanding:                                         590.00
Class B Common Stock, 25,000,000
   Shares authorized, 191,273 issued
   and outstanding:                                         191.00

Additional Paid-In Capital                              661,867.00

TOTAL SHAREHOLDERS' EQUITY                              662,648.00

TOTAL LIABILITIES AND OWNERS' EQUITY                   $662,648.00


                 See Accompanying Notes to Financial Statement.

                            V-Twin Acquisitions, Inc.
                          (A Development Stage Company)

                          Notes to Financial Statement

NOTE 1 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization - The Company was organized under the laws of the District of Columbia on July 10, 1998. During July 1998 the Company completed a merger with Commercial Indemnity Underwriters, Inc., (C.I.U.) with the Company becoming the surviving entity from the merger. The Company is considered a development stage company and during July 1998 did not engage in any business activities. As such there is no statement of operations and no statement of cash flows contained in this audit.

C.I.U. was formerly known as American Solid Fuel, Inc. (A.S.F.I.) and had remained dormant until its merger with the Company. A.S.F.I. was formed in August 1988 and successfully completed a public offering through an S-18 registration. C.I.U. (formerly A.S.F.I.) had no assets, liabilities, and income and expenditures from operations, so there was no historical carry-over basis.

Prior to the merger between C.I.U. and V-Twin, V-Twin was controlled by Ted Schwartzbeck and Jay Pignatello by virtue of the ownership of two common voting shares of V-Twin, and C.I.U. was controlled by Clara Cespedes, by virtue of her ownership of a majority of the C.I.U. shares. Simultaneous with the merger, Ms. Cespedes gave certain of her V-Twin shares to Mr. Schwartzbeck and Mr. Pignatello, in view of their contribution to V-Twin of cash, a go-forward business plan, and the right to purchase the assets and liabilities of Cycle Sport, Inc. Dr. Davila, a shareholder of ASFI, served as V-Twin's beginning President, in order to assure that the ASFI shareholders would receive their V-Twin shares after the merger. Dr. Davila subsequently resigned.

The CIU/V-Twin merger transaction consisted of the following facts: CIU (formerly ASFI), as one party to the merger, was a dormant company with no assets, liabilities, income or expenses for eight years. Its common shares were distributed to both the control shareholder and the public investors which originally purchased the minimum ASFI offering registered under the then S-18 registration provisions. The other party, V-Twin, was a development stage enterprise formed to activate the motorcycle dealership purchase business plan. V-Twin's control shareholders further capitalized V-Twin in order to effectuate the business plan.

The basis for the merger agreements between the parties was that V-Twin would provide substance for the merged companies, thereby providing the ASFI shareholders with an opportunity to ultimately recover their original investment in their now worthless shares, and

V-Twin would survive as a registered public company without needing to locate an underwriter and carry the extraordinary expense of "going public" through a new registration.

APB 16, No. 27, in brief, describes a pooling of interests is a transaction whereby one entity issues its common stock for the common stock of another entity, and the resulting business combination carries on the combination of the previous businesses. In the V-Twin/CIU merger, V-Twin, the surviving company, issued its common stock in exchange for the common stock of CIU, and the only asset of CIU was its status as a formerly registered company with the Securities and Exchange Commission. This is an asset which is intangible. In reality, there was nothing to pool, either in terms of assets, liabilities, income or expenses. The assets of V-Twin consists of cash and marketable securities will inure to all common shareholders, which are generally the former shareholders of CIU (formerly ASFI). Thus, the financial statement of V-Twin would survive exactly as it was prior to the merger, and remains exactly the same subsequent to the merger.

Additionally, consistent with Paragraph 95 of APB 16, V-Twin issued 808,727 Class A shares and 191,273 Class B shares to the shareholders of CIU (formerly
ASFI) for the 1,000,000 shares outstanding of CIU (formerly ASFI). One development stage enterprise (V-Twin), through a statutory merger, combined with another dormant company (CIU, formerly ASFI). The survivor, V-Twin, issued its shares to the shareholders of the company being dissolved (CIU, formerly ASFI). The resulting entity had a balance sheet capitalized by the former ASFI shareholders, now the same shareholders as the V-Twin shareholders. There were no assets, liabilities, income or expenses made available by CIU to pool or purchase with V-Twin.

V-Twin's policy is classify and account its investment in marketable securities at their market value as of the balance sheet date, at an average of the bid/asked price on the day of the financial statement. The investments should be considered "available for sale or trading" under FASB 115, paragraph 6.

NOTE 2 - PROPOSED ACQUISITIONS:

The Company's future business operations are contingent upon completing a proposed acquisition of a retail motorcycle dealership known as Cycle Sport, Inc., based in Herndon, Virginia. Management's business strategy is to use a successful completion of Cycle Sport, Inc. as a springboard to future acquisitions of similar motorcycle dealerships. As of the date of this financial statement the proposed acquisiton of Cycle Sport, Inc. had not been finalized. Management has not identified any other cycle dealership that it is considering for a proposed future acquisition.

NOTE 3 - RELATED PARTY TRANSACTIONS.

During the period ended July 31, 1998, the Company received consideration from shareholders. The consideration was deposited in the Company's checking account:

                        SHAREHOLDER                 AMOUNT
                        -----------               -----------
                A. Jay Pignatello                 22,148.00
                Villa Beau Holdings, Ltd.         20,000.00
                Ted L. Schwartzbeck                8,000.00
                                                  ---------
                Total Shareholder Loans           50,148.00
                                                  ---------
                                                  ---------

       The consideration was booked as additional paid in capital.

       The Company's largest holder of its Class A Common Stock is Villa Beau Holdings, Ltd., a company incorporated in The Bahamas. As consideration for acquiring its 219,030 shares in the Company, Villa Beau Holdings, Ltd. transferred to the Company 350,000 shares of Class A common stock of Century Industries, Inc., which is a U.S. based company whose stock is traded on the Philadelphia Stock Exchange. At the time of this exchange between the Company and Villa Beau Holdings, Ltd. the 350,000 shares in Century Industries, Inc. had a market value of $612,500.

       The vice-president, treasurer, and secretary of the Company, Mr. A. Jay Pignatello, is also a director of the Company. He sits on the board of directors of Century Industries, Inc. The chairman of the board of the Company, Mr. Ted L. Schwartzbeck, is president of Century Steel Products, Inc., a wholly-owned subsidiary of Century Industries, Inc.

       Management Compensation - There will be no compensation expense until the bulk sale purchase of Cycle Sport, Inc. is consummated.

NOTE 4 - INCOME TAXES.

       Statement 43 of FASB statement 109 refers to the financial statement disclosure of net deferred tax liabilty or asset. V-Twin has no tax deferred liabilities or deferred tax assets.

NOTE 5 - CONSOLIDATION OF INTERESTS.

       In 1996 American Solid Fuel, Inc. (A.S.F.I.) changed its corporate name to Commercial Indemnity Underwriters, Inc. (C.I.U.). C.I.U. has been in a dormant status since

1990. The proceeds of the A.S.F.I. S-18 registration were expended on various costs and fees. C.I.U. has never had any operating income and expenditures since 1990.

NOTE 6 - BULK PURCHASE.

    V-Twin has proposed to acquire the assets and liabilities of Cycle Sport, Inc. through a bulk sale/purchase of assets and liabilities. Therefore, V-Twin is currently a Development Stage company.


NOTE 7 - LEASES.

    The company has leased office space at 1707 H Street, Washington, D.C. The terms of the lease include the payment of $ 100.00 each month to the lessor--B.E.B. Enterprises. The lease is renewable after the conclusion of one 12-month period.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There are not now, nor have there been, disagreements with the Company's presently engaged accountants, Klipfel & Associates, LLC.


ITEM 15.  FINANCIAL STATEMENTS

       On July 10, 1998, the Company completed the statutory merger with Commercial Indemnity Underwriters, Inc., a dormant company registered pursuant to section S-18, now projected to be listed on the NASDAQ Bulletin Board. This transaction has been accounted for as a statutory merger, with the Company designated as the survivor. The most current Financial Statement available for the Company can be found under Item 13 hereinabove.


                                    SIGNATURE

       In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

November 12,  1998

V-Twin Acquisitions, Inc.


/s/ TED L. SCHWARTZBECK
-------------------------------------
Ted L. Schwartzbeck, Chairman and CEO



/s/ JAY PIGNATELLO
-------------------------------------
Jay Pignatello, Director & Secretary

The following Exhibits are attached as required by Small Business Issuers:

(l)  Underwriting agreement. Not applicable.

(2) Plan of acquisition, reorganization, arrangement, liquidation or succession. Attached hereto.

(3)  Articles of Incorporation and by-laws. Attached hereto.

(4)  Instruments defining rights of holders. Not applicable.

(5)  Opinion re legality. Not applicable.

(6)  No Exhibit required.

(7)  Opinion re liquidation preference. Not applicable.

(8)  Opinion re tax matters. Not applicable.

(9)  Voting trust agreement. Not applicable.

(10) Material contracts. Attached hereto.

(11) Statement re computation of per share earnings. Not applicable.

(12) No Exhibit required.

(13) Annual or quarterly reports, Form 10-Q or quarterly report to security holders. Not applicable.

(14) Material foreign patents. Not applicable.

(15) Letter on unaudited interim financial information. Not applicable.

(16) Letter on change in certifying accountant. Not applicable.

(17) Letter on director resignation. Not applicable.

(18) Letter re change in accounting principles. Not applicable.

(19) Report furnished to security holders. Not applicable.

(20) Other documents or statements to security holders. Not applicable.

(21) Subsidiaries of the registrant. Not applicable.

(22) Published report regarding matters submitted to vote of security holders. Not applicable.

(23) Consents of experts and counsel. Not applicable.

(24) Power of attorney. Not applicable.

(25) Statement of eligibility of trustee. Not applicable.

(26) Invitations for competitive bids. Not applicable.

(27) Financial data schedule. Not applicable.

(28) Information from reports furnished to state insurance authorities. Not applicable.

(29) Through (98) [RESERVED]

(99) Additional Exhibits. Attached hereto.

99.1 ASFI S-18 effective letter dated 8-2-89 and prospectus

99.2 "The Motorcycle Industry"

99.3 Reuters News Release - "Harley Rides Out US Motorcycle Boom"

99.4 Antitrust Law & Economics Review by Charles E. Mueller

99.5 Cycle News - "In the Wind"

99.6 1998 Yamaha Industry Comparison Data

99.7 V-Twin control shareholders letters re: additional paid in capital.